KINIS

High-performance, barefoot-like footwear to build stronger feet

KINIS.COM RICHMOND

retail athletes



KINIS is based on my childhood experience living in a refugee camp, playing soccer barefoot. After years in traditional athletic shoes, my feet are weak with many injuries. I am on the mission to design and create ultimate barefoot-like footwear to help people build stronger feet and stronger bodies while helping to reduce the risk of injuries.

Vincent Vu Founder @ KINIS

Why you may want to support us...

1. Women's Health Magazine picked the Nomad 804 for barefoot exercise, we have over 1000 elite athletes globally wearing our products.
2. Our marketing and branding team has over 30 plus years working the most innovative brand in the world such as GEICO, Mercedes-Benz, UPS, Discover Card
3. Our design team has over 15 years of experience designing products and stores for Nike, T-mobile, Chanel, and Addidas.
4. The founder has over 10 years of experience in manufacturing, successfully leading a team of 25 manufacturing engineers for a multi-million dollar operation.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Vincent Vu
Founder
Experienced Founder with over 10 plus years in designing and manufacturing, successfully leading a team of over 25 manufacturing engineers for a multi-million dollar operation. Master of Architecture (MA) and Master of Business Administration (MBA)

Eric Glymph
Chief Financial Advisor
I have expertise in various aspects of finance. I am an innovative leader that blends financial and business acumen while promoting positive organizational change.

Christina Dick
Marketing and Social Media Strategist
Owner at Tiramisu For Breakfast and Adjunct Professor of Advertising Content Strategy and UX at VCU.

Neo Nguyen
Industrial Designer
Experienced industrial designer with a passion for technology.

Earl Cox
Chief Strategy Advisor
31 years at The Martin Agency and the last 20 years of that as Chief Strategy Officer. In this thought leadership role, I developed brand positioning and marketing communication strategies for 100s of companies in dozens of business categories.

Why people love us

"The Nomad 804 allow for the natural biomechanics of the foot and lower body like no other minimalist closed-toe shoe I've seen."
Dr. Daniel Howell
Ph.D. of Biology & Author of The Barefoot Book Liberty University

Vincent has worked tirelessly on Kinis and has accomplished so much already. I 100% vouch for him and Kinis. Thank you for helping them. Rich
Richard Wintsch Advisor

Vincent is one of the smartest and driven entrepreneurs I know. He's got a big vision for his company that goes way beyond selling minimalist fitness shoes - he wants to change the paradigm of the entire fitness industry. I own a gym and have adopted his products and taken Kinis on as a strategic partner in huge part because of Vincent's vision and raw passion for making functional fitness accessible to people. His vision comes across not only through his words, but through his actions - while he drives sales for the Kinis products, his main interest is to get people wearing and experiencing his product, developing a relationship with the vision and the brand. He is strategic in his free... read more
Ana Bailoni Customer

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Some of our investors

Marc Oosterhuis
25 year career in International B2B markets. Led market leading international manufacturer of self adhesive materials with operations in Bristol (UK), Toronto (Can), Los Angeles and Richmond (VA) exporting to 57 countries.

In the news

Downloads

KINIS Slide Deck 2019

Stronger Bodies Start with Stronger Feet

How it all started

It's been a long, crazy journey since 2018. KINIS is based on my childhood experience living in a refugee camp, playing soccer barefoot, this is the time where my feet are strong and healthy. However, after many years in traditional athletic shoes, now they are weak and injured.



The Nomad 804.


KINIS
We Believe
Stronger Bodies Start with Stronger Feet

Kinis official Retail Store in Richmond VA


KINIS
KINIS Barefoot VR
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Experience KINIS first Barefoot Virtual Reality in-store



Vincent wearing the Nomad 804.

Traditional athletic shoes are bad for your feet

78% of Americans have experienced foot problems as a result of wearing ill-fitting shoes.

64% of people confess they wear shoes that hurt their feet.

72% say they would exercise if their feet didn't hurt.

Source: American Podiatric Medical Association



The left is a natural foot the middle is a collapsed arch and the right is a rigid arch

Kinis celebrates the natural physical form

Designed to work in harmony with the human form, Kinis Barefoot provides the latest, high-performance footwear that allows you to unleash your body's full potential.



Barefoot athlete wearing the Nomad 804.

Our products fit naturally with all shapes and sizes of the human foot to encourage natural movement that builds on and strengthens every bone and muscle in your feet by improving mobility and balance.





We are the barefoot athletes.

Made from our proprietary ultra-strong military-grade fiber, the same advanced fiber used in police vests and military gear, our high-performing and high-durability products are made for the most intense barefoot workout to walking outside to lounging in the office.



KINIS
The “unshoe” Shoe
Natural Movement
The Shoe
Unnatural Movement

barefoot vs Rigid foot comparission

Benefits of barefoot training:

- Increased muscle activation

- Quicker gains in strength and stability

- Enhanced proprioception

- Corrected movement mechanics of the lower body



Barefoot athletes wearing the Nomad 804



Barefoot athlete wearing the Nomad Lite



KINIS

The Lucy ultra-minimalist shoes | Launch November



Kinis Brand Video v4
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Investor Q&A

– COLLAPSE ALL

What does your company do?

KINIS designs and creates the ultimate barefoot-like footwear to help people build stronger bodies and stronger feet.

Where will your company be in 5 years?

We have the over 6k of organic high-quality followers on Instagram, our barefoot training videos rank among the most viewed, with a combined network of over 200K followers on multiple social media platforms. Our goal is to become a leader of the barefoot footwear market. With our passion for fitness and technology, we hope to create the world-class fitness products and services to become one of the most innovative fitness company in the world.

Why did you choose this idea?

KINIS is based on my childhood experience living in a refugee camp, playing soccer barefoot. After years in traditional athletic shoes, my feet are weak with many injuries. I am on the mission to design and create ultimate barefoot-like footwear to help people build stronger feet and stronger bodies while helping to reduce the risk of injuries.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

According to the American Podiatrist Association, 78% of Americans have experienced foot problems as a result of wearing ill-fitting shoes these studies suggested there is a direct correlation between foot injuries and improperly fit shoes, this lead to over 55 million Americans visited podiatrist every year. The shoe core functionality has not changed in the past 50 years. Today, we buy shoes for fashion the short-term comfort, not realizing they will have a long-term negative impact on our bodies' ability to move and function properly down the road.

What is your proudest accomplishment?

We are the first American company to use Honeywell ultra-strong military-grade fiber in a sock, creating what we believe to be the strongest barefoot-like footwear in the US. We have developed our own high-performance proprietary formula which makes our products outlast our direct competitors. We were able to create global followers and brand ambassadors with zero money invested in marketing. Everything we have done is through building quality and authentic products that add value to our customer.

We have 50 plus global brand ambassadors (BA) globally. Over 75% of our site traffic is coming from Instagram and Facebook with a conversion rate of 2%. Our daily barefoot training content has reached over 100k followers across our social and BA platforms. We opened our first retail store on September 21st, 2019. Customers are very happy with the experience. We are the first company to bring barefoot virtually to let the customers explore their city wearing our product in-store.

How far along are you? What's your biggest obstacle?

We have two core products that continue to gain momentum in revenue. We are seeing a strong interest in our latest product, the ultra-minimalist shoes among fitness enthusiasts and millennials.

Who are your competitors? Who is the biggest threat?

Skinners Footwear and Pedestal Footwear. Skinners footwear is the biggest threat since they have been out the market longer than us. Our barefoot product widely uses among elite athletes because our of proprietary ultra-strong military-grade fiber which makes it ideal for high-intensity training.

What do you understand that your competitors don't?

We have a strong fitness background. We work closely with sport medicine doctors and world-class athletes to develop and test the products. Our rigorous design and development process enables us to collect valuable data from athletes globally to help us develop a superior product. In addition to the hardware, we are planning to expand into software in the future, which will enable us to develop smart footwear products and services to better serve our customers.

How will you make money?

The US athletic footwear market is $19.6 billion dollars in 2017, with an increase of customer awareness in the health benefits of minimalist and barefoot-like shoes. This presents a large opportunity for us to penetrate the market. We have a healthy margin on our products, we can retain a healthy margin by selling directly to the consumers and increase our channel of distribution with major retailers on a global scale.

In addition, we can expand to the subscription business model by providing high-quality training videos to our existing customer base.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Taking us longer than expected to build products and brand awareness to sustain an upward revenue trend. In order for us to see an increase in sales volume, we must be strategic and effective in all marketing efforts. We must develop simple and effective metrics to measure and track CAC (customer acquisition cost) to maximize the return on investment.

What do you need the most help with?

We need help with digital marketing. What we have accomplished so far is great, but we need to drive traffic and build brand and product awareness on a larger scale. We'll need your help to spread the word and help make your family and friends' feet stronger!

What would you do with the money you raise?

40%: Marketing--social media paid advertising and trade show attendance.
30%: Operational expenses, including a part-time hire to handle event marketing and logistics.
22.5%: Developing the sensor for our upcoming smart footwear.
7.5%: Wefunder fees.